March 17, 2008

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549-4644

Subject:	Nationwide VLI Separate Account - 7 Nationwide Life Insurance Company SEC File No. 333-146649

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Investment Services Corporation, the General Distributor of the Flexible Premium Variable Universal Life Insurance Policies to be issued by Nationwide VLI Separate Account-7 (the “Variable Account”), respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account.  It is desired that the registration become effective on March 20, 2008.

The undersigned is officer for Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Stephen F. Ayers at (614) 249-9527 should you have questions.

Very truly yours,

NATIONWIDE INVESTMENT SERVICES CORPORATION

/s/ Karen R. Colvin
Karen R. Colvin
Vice President

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products

March 17, 2008

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549-4644

Subject:	Nationwide VLI Separate Account - 7 Nationwide Life Insurance Company SEC File No. 333-146649

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company for itself and on behalf of its Nationwide VLI Separate Account-7 (the “Variable Account”) respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account.  It is desired that the registration become effective on Thursday, March 20, 2008.

The undersigned is an officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Stephen F. Ayers at (614) 249-9527 should you have questions.

Very truly yours,

NATIONWIDE LIFE INSURANCE COMPANY

/s/ Peter A. Golato
Peter A. Golato
Senior Vice President

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products